EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Adolor Corporation:

We consent to the use of our reports dated March 2, 2006, with respect to the consolidated balance sheets of Adolor Corporation and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and for the period from August 9, 1993 (inception) to December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005 incorporated herein by reference.

/s/ KPMG LLP

Philadelphia, Pennsylvania
May 31, 2006